NEW GOLD ANOMOLIES DISCOVERED WITH POTENTIAL FOR SIGNIFICANT GOLD MINERALIZATION

For Immediate Release: December 6, 2006, Vancouver, B.C. – Linux Gold Corp. (LNXGF - OTCBB) announced today that it has received a report on the 2006 exploration program on the Granite Mountain Property reported by Jeff Keener, its project Geologist, which indicated that new gold anomalies were discovered, suggesting the potential for significant gold mineralization.

• Found up to 0.087 ounces of gold per cubic yard and 9.23 g/t platinum at Dime Creek alluvial gold and platinum deposit.

• Surface samples of mineralized rocks near the Saddle Prospect area yielded assays of 2.58 g/t for gold, greater than 10,000 ppm lead and zinc, and over 200 g/t silver. Soil samples collected on a 100m x 100m grid on the Saddle area indicate that an area 1200 meters by 200 to 300 meters is anomalous in gold with assays to 148 ppb.

• A new gold prospect at the north end of the claims yielded rock assays from 114 to 325 ppm over a distance of 1,700 feet along intensely altered and oxidized plutonic rock.

• Two other gold prospects with results as high as 3.48 g/t gold in soil collected from a silicified stump of volcanic rock.

• Significant molybdenum mineralization on the Peace Prospect ran values from 587 to 1,159 ppm at the surface.

The four diamond drill holes results have been received from the 2006 reconnaissance drilling program.

All drill holes intersected well mineralized volcanic rocks, which have been intruded by swarms of dacitic dikes. These rocks have high to very high vein densities and are intensely altered exhibiting propyllitic, sericitic, and potassic assemblages nearing the mineralizing plutonic rocks. The volcanic rocks are composed of clastic flows, from fine-grained silts to coarser conglomerates, and in numerous places are brecciated and broken. These rocks are considered to be ideal hosts for deposition of fracture filling mineralization.

The best results came from hole 3, drilled 499 feet at an angle of -60° to explore the contact zone of the volcanic country rock and altered intrusive rocks, intersected significant base metal mineralization at the surface. From -5 feet to -110 feet six intervals exceeded 1,000 ppm lead (up to 6,600 ppm) and 12 intervals exceeded 1,000 ppm zinc, with three intervals exceeding 10,000 ppm zinc. Silver is present to 10.2 grams per ton. Within this section is a higher grade zone, with average values summarized as:

Saddle Prospect

Drill Hole	From	To	Length	Lead	Zinc*
	(ft)	(ft)	(ft)	(ppm)	(ppm)

KW06-03	70	105	35	2,100	>6,000

*Zinc concentrations are cut-off at 10,000 ppm; ore grade assays for zinc are pending

Jeff Keener recommends a 9,000 feet drilling program on the Granite Mountain Prospect with details of the 2007 exploration program to be announced.

ABOUT LINUX GOLD CORP:

In March of 2005, Linux Gold Corp. staked 148 State of Alaska 160-acre MTRSC mining claims at several locations near Granite Mountain on the eastern Seward Peninsula of Alaska and has increased the claim position to 284 claims or 68 square-miles. A drilling program on the Granite Mountain Property has been completed, testing four separate mineralized zones, in September 2006.

Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims.

For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”
John Robertson

Contact: John Robertson
President
Tel. 800-665-4616

Contact: Business Office
800-665-4616

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